Exhibit 99.2

Dear Trinity Biotech PLC – ADR Holder:

Trinity Biotech PLC would like to inform you that the documentation relating to the 2022 AGM is now available to view online. To access these documents, please go to the website:

https://trinitybiotech.com

If you do not have access to the internet and would like to obtain a hard copy of the material, please write to:

Proxy Services Corp

10 Drew Court – Suite #3

Ronkonkoma, NY 11779

You may also call 1-800-555-2470 to receive a copy.